UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 000-51788

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ORACLE CORPORATION
401(k) SAVINGS AND INVESTMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ORACLE CORPORATION
500 Oracle Parkway
Redwood City, California 94065

Oracle Corporation
401(k) Savings and Investment Plan
Financial Statements and Supplemental Schedule
As of December 31, 2008 and 2007 and for the Year Ended December 31, 2008

Report of Ireland San Filippo, LLP, Independent Registered Public Accounting Firm
To the participants and Plan Committee of the Oracle Corporation 401(k) Savings and Investment Plan
We have audited the accompanying statements of net assets available for benefits of the Oracle Corporation 401(k) Savings and Investment Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
As discussed in Note 2 to the financial statements, the Plan initially adopted Financial Accounting Standards Board Statement No. 157, Fair Value Measurements, for the year ended December 31, 2008.
/s/ IRELAND SAN FILIPPO, LLP
San Mateo, California
May 7, 2009

Oracle Corporation
401(k) Savings and Investment Plan
Statements of Net Assets Available for Benefits
As of December 31, 2008 and 2007

	December 31,
(in thousands)	2008	2007
Assets
Cash	$86	$35
Investments, at fair value	2,600,128	3,552,157
Contributions receivable:
Participants	6,184	6,848
Employer	2,777	2,777

Total contributions receivable	8,961	9,625
Amounts due from broker for securities sold	45	2,746

Total assets	2,609,220	3,564,563

Liabilities
Excess deferrals due to participants	42	38

Total liabilities	42	38

Net assets available for benefits, at fair value	2,609,178	3,564,525
Adjustment from fair value to contract value for common/collective trust fund investment contracts	9,369	-

Net assets available for benefits	$2,618,547	$3,564,525

See notes to financial statements.

Oracle Corporation
401(k) Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2008
(in thousands)

Additions
Interest and dividends	$108,129
Net depreciation in fair value of investments	(1,268,682)

Total investment loss, net	(1,160,553)
Contributions:
Participants	284,612
Employer	85,334
Rollovers	25,032
Merged plans	1,542

Total contributions	396,520

Total reductions, net	(764,033)

Deductions
Benefits paid to participants	181,821
Administrative expenses	124

Total deductions	181,945

Net decrease	(945,978)
Net assets available for benefits at beginning of year	3,564,525

Net assets available for benefits at end of year	$2,618,547

See notes to financial statements.

Oracle Corporation
401(k) Savings and Investment Plan
Notes to Financial Statements
December 31, 2008
1. Description of the Plan
The following description of the Oracle Corporation 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan originally established in 1986 that has since been amended and for which Oracle is the current sponsor. The Plan was established for the purpose of providing retirement benefits for the U.S. employees of Oracle and its subsidiaries. The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986 (the Code) with a salary reduction feature qualified under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan is administered by the 401(k) Committee, members of which are appointed by Oracle’s Board of Directors or Senior Vice President, Human Resources. Fidelity Investments Institutional Operations Company, Inc. is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant.
Eligibility
All employees regularly scheduled to work a minimum of 20 hours per week or 1,000 hours in a Plan year on the domestic payroll of Oracle and its subsidiaries that have adopted the Plan are eligible to participate in the Plan as of the first date, or any succeeding entry date next following the date the employee is credited with one hour of service with Oracle. However, the following employees or the classes of employees are not eligible to participate: (i) employees whose compensation and conditions of employment are subject to determination by collective bargaining; (ii) employees who are non-resident aliens and who received no earned income from Oracle; (iii) employees employed in third-party temporary status; (iv) employees of employment agencies; and (v) persons who are not classified as employees for tax purposes.
Contributions
Each year, participants may contribute up to 40% of their eligible compensation as defined by the Plan document plus the amount of any unused flex credits. Annual participant contribution amounts are limited to $15,500 of salary deferrals for the year ended December 31, 2008 ($20,500 for participants 50 years old and older), as determined by the Internal Revenue Service (IRS). Oracle matches 50% of an active participant’s salary deferrals up to a maximum deferral of 6% of compensation for the pay period, with maximum aggregate matching of $5,100 in any calendar year. Oracle has the right, under the Plan, to discontinue or modify its matching contributions at any time. Participants may also contribute amounts representing distributions from other qualified plans. All of Oracle’s matching contributions are made in cash.
In January 2007, Hyperion Solutions Corporation (Hyperion) completed its acquisition of Decisioneering, Inc. Subsequently, in March 2007, Oracle completed its acquisition of Hyperion. In December 2008, $1,542,000 of assets were transferred from the Decisioneering, Inc. 401(k) Plan into the Plan and is included in the “merged plans” line within the statement of changes in net assets available for benefits.
Investment Options
Participants direct the investment of their contributions and Oracle’s matching contributions into various investment options offered by the Plan. The Plan currently offers investments in Oracle’s common stock, mutual funds and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies, common stock or other investment products.
Participant Accounts
Each participant’s account is credited with the participant’s and Oracle’s contributions and allocations of plan earnings. All amounts in participant accounts are participant directed.

Oracle Corporation
401(k) Savings and Investment Plan
Notes to Financial Statements—(Continued)
December 31, 2008
Vesting
All elective contributions made by participants and earnings on those contributions are 100% vested at all times. Participants’ vesting in Oracle’s matching contributions is based on years of service. Participants are 25% vested after one year of service and vest an additional 25% on each successive service anniversary date, becoming 100% vested after four years of service.
Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with Oracle. Forfeited balances of terminated participants’ nonvested accounts may be used at Oracle’s discretion, as outlined in the Plan, to reduce its matching contribution obligations. The amounts of unallocated forfeitures at December 31, 2008 and 2007 were $7,769,000 and $5,495,000 respectively. In 2008, Oracle did not use any forfeitures to offset Oracle’s matching contributions.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a participant’s principal residence, in which case repayment terms may not exceed ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates determined by the 401(k) Committee. Principal and interest is paid ratably through payroll deductions. Loans are due in full within 60 days of termination with Oracle.
Payment of Benefits
Upon termination of service, death, disability, or normal or early retirement, participants may elect to receive a lump-sum amount equal to the vested value of their account or may waive receipt of a lump sum benefit and elect to receive monthly installments. If the participant’s account is valued at $1,000 or less, the amount is distributed in a lump sum. Distributions of investments in Oracle’s common stock may be taken in the form of common stock. Hardship withdrawals are permitted if certain criteria are met.
Investment Management Fees and Operating Expenses
Investment management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are reflected as a component of net depreciation in fair value of investments.
Administrative Expenses
Administrative expenses are borne by Oracle, except for fees related to administration of participant loans, which are deducted from the participants’ applicable accounts.
Plan Termination
Although it has not expressed any intent to do so, Oracle has the right, under provisions of the Plan, to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Oracle Corporation
401(k) Savings and Investment Plan
Notes to Financial Statements—(Continued)
December 31, 2008
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.
Investment Valuation and Income Recognition
The Plan’s investments are stated at their fair values with the exception of Fidelity Managed Income Portfolio II Fund (a common/collective trust fund investment), which is stated at fair value with the related adjustment amount from contract value disclosed in the statements of net assets available for benefits at December 31, 2008. At December 31, 2007, fair value of Fidelity Managed Income Portfolio II Fund closely approximated its contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. The shares of registered investment companies are valued at quoted market prices. The money market funds are valued at cost plus accrued interest, which approximated fair values. Common stock, including Oracle’s common stock, is traded on a national securities exchange and is valued at the last reported sales price on the last day of the Plan year. The participant loans are valued at their outstanding balances, which approximated fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
The Oracle Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of Oracle common stock and the Fidelity Institutional Money Market Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of Oracle common stock and the cash investments held by the Fund. At December 31, 2008, 3,093,060 units were outstanding with a value of $123.40 per unit. At December 31, 2007, 3,124,921 units were outstanding with a value of $156.91 per unit.
Fair Value Measurements
On January 1, 2008, the Plan adopted Financial Accounting Standards Board (FASB) Statement No. 157, Fair Value Measurements and subsequently adopted certain related FASB staff positions. Refer to Note 3 for disclosures provided for fair value measurements of plan investments.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment options in common stock, registered investment companies (mutual funds), and short-term investments. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. During the year ended December 31, 2008, net depreciation in fair value of investments totaled $1.3 billion due to a significant amount of market volatility that was, in part, a result of a general decline in global economic conditions. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Oracle Corporation
401(k) Savings and Investment Plan
Notes to Financial Statements—(Continued)
December 31, 2008
3. Fair Value Measurements
On January 1, 2008, the Plan adopted FASB Statement No. 157, Fair Value Measurements and subsequently adopted certain related FASB staff positions. Statement 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
Statement 157 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Statement 157 establishes three levels of inputs that may be used to measure fair value:
•	Level 1: quoted prices in active markets for identical assets or liabilities;

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Investments Measured at Fair Value on a Recurring Basis
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements
	Using Input Type
(in thousands)	Level 1	Level 2	Level 3	Total
Money market funds	$37,384	$—	$—	$37,384
U.S. government securities and other	640	—	—	640
Common stock	407,419	—	—	407,419
Mutual funds	1,899,145	—	—	1,899,145
Common/collective trust funds	—	230,885	—	230,885
Participant loans	—	—	24,655	24,655

Total investments measured at fair value	$2,344,588	$230,885	$24,655	$2,600,128

The Plan’s valuation methodology used to measure the fair values of money market funds, U.S. government securities and other, common stock and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets. The valuation techniques used to measure fair value of participant loans above, all of which mature by the end of 2020 and are secured by vested account balances of borrowing participants, were derived using a discounted cash flow model with inputs derived from unobservable market data. The participant loans are included at their carrying values, in the statements of net assets available for benefits, which approximated their fair values at December 31, 2008. The valuation techniques used to measure fair value of common/collective trust funds are included in Note 4.
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets
(in thousands)	Participant Loans
Balance as of January 1, 2008	$20,361
Issuances, repayments and settlements, net	4,294

Balance as of December 31, 2008	$24,655

Oracle Corporation
401(k) Savings and Investment Plan
Notes to Financial Statements—(Continued)
December 31, 2008
4. Investments
Common/Collective Trust Funds
During the year ended December 31, 2008, the Plan held investments in Fidelity Managed Income Portfolio II Fund (MIP), which is a common/collective trust fund managed by Fidelity Investments. The MIP is an open-end, commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is dedicated exclusively to the management of assets of defined contribution plans. The MIP invests in underlying assets, typically fixed income securities or bond funds and enters into liquidity agreements, commonly referred to as wrap contracts, issued by insurance companies and other financial institutions for a fee. A portion of the MIP is invested in a money market fund to provide daily liquidity. The MIP is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The issuer of the wrap contract guarantees a minimum rate of return and provides full benefit responsiveness, provided that all terms of the wrap contract have been met. Wrap contracts are normally purchased from issuers rated in the top three long-term rating categories (equaling A- or above). The fair value of the MIP equals the total of the fair value of the underlying assets plus the total wrap contract rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract’s assets.
As of December 31, 2008, there were no reserves against the wrap contracts’ carrying values due to credit risks of the issuers. The crediting interest rates for the wrap contracts are based upon a formula agreed with the issuer with the requirement that interest rates may not be less than zero percent. Interest rates are reviewed on a quarterly basis for resetting. Certain events limit the ability of the Plan to transact at contract value with the wrap issuer. However, the Plan’s management is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants. The issuer may terminate a wrap contract for cause at any time.
The fair value of underlying assets of the MIP other than the wrap contracts, which included investments in money market funds and various debt and fixed income securities, is determined by the trustees of the MIP using a combination of readily available most recent market bid prices in the principal markets where such funds and securities are traded, pricing services that use valuation matricies incorporating dealer supplied valuations and valuation models, valuation inputs such as structure of the issue, cash flow assumptions and the value of underlying assets and guarantees. The fair value of the wrap contracts is determined using a discounted cash flow model using market data and considers recent fee bids as determined by recognized dealers.
The statement of net assets available for benefits includes the fair value of the underlying assets and wrap contracts of the MIP based on the proportionate ownership of the Plan’s participants.
The average yields earned by all wrap contracts held by the Plan’s common/collective trust funds were approximately 3.40% and 4.69% for the years ended December 31, 2008 and 2007, respectively. The average yields earned by the Plan for all wrap contracts held by the Plan’s common/collective trust funds based on the actual interest rates credited to participants were approximately 3.48% and 4.64% for the years ended December 31, 2008 and 2007, respectively.
Other Investments Related Disclosures
The fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2008 and 2007 were as follows:

	December 31,
(in thousands)	2008	2007

Oracle Common Stock	$378,805	$485,780
Fidelity Contrafund K	$306,218	$486,441
Fidelity Managed Income Portfolio II (MIP)	$230,885	$162,609
PIMCO Total Return Institutional	$185,371	$125,528
Fidelity Growth Company Fund K	$154,834	$258,629
Dodge & Cox International Stock	$136,576	$266,063
Lazard Emerging Market IS	$111,182	$217,043
Vanguard Institutional Index	$117,076	$181,790

Oracle Corporation
401(k) Savings and Investment Plan
Notes to Financial Statements—(Continued)
December 31, 2008
For the year ended December 31, 2008, the Plan’s investments, including investments purchased and sold, as well as held during the year, net depreciated in fair value as follows:

Net Realized and
Unrealized
Depreciation in
Fair Value of
(in thousands)	Investments
Shares of registered investment companies	$(1,143,194)
Common stock	(125,005)
Limited partnership and other	(483)

$(1,268,682)

5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service, dated August 1, 2003, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has since been amended. The 401(k) Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
6. Party-in-Interest Transactions
Transactions in shares of Oracle common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2008, the Plan made purchases of approximately $98,223,000 and sales of approximately $91,948,000 of Oracle common stock. In addition, the Plan made in-kind transfers of Oracle common stock to participants of approximately $9,840,000 during the year ended December 31, 2008.
As noted in Note 1 above, Fidelity Investments Institutional Operations Company, Inc. is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant.
7. Differences between Financial Statements and Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Plan’s Form 5500 (in thousands):

December 31, 2008
Net assets available for benefits per the financial statements, at fair value	$2,609,178
Amounts allocated to withdrawing participants	(294)

Net assets available for benefits per the Form 5500	$2,608,884

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Plan’s Form 5500 (in thousands):

Year Ended
December 31, 2008
Net decrease in net assets available for benefits per the financial statements	$(945,978)
Net change in fair value adjustment of Fidelity Managed Income Portfolio II	(8,137)
Net change in amounts allocated to withdrawing participants and other	682
Merged plans	(1,542)

Net loss per the Form 5500	$(954,975)

Merged plans amounts represent assets contributed to the Plan from plans that were merged into the Plan during the year ended December 31, 2008 and are included as an increase in net assets available for benefits per the Plan’s financial statements.

Oracle Corporation
401(k) Savings and Investment Plan
Notes to Financial Statements—(Continued)
December 31, 2008
The fair value adjustment represents the difference between contract value of the MIP as included in the statement of changes in net assets available for benefits for the year ended December 31, 2008, and the fair value of the MIP as reported in the Form 5500. Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to each respective year-end but not yet paid.
8. Excess Contributions
Contributions received from participants for the plan year ended December 31, 2008 include $42,000 of excess contributions (net of corresponding gains and losses) that were remitted during January 2009 through April 2009 to certain active participants to return their excess deferral contributions, originally deducted in the year ended December 31, 2008 with Oracle and/or prior employers, as required to satisfy the participants’ applicable 402(g) limits. The amount is included in the Plan’s statement of net assets available for benefits as excess deferrals due to participants at December 31, 2008.

Oracle Corporation
401(k) Savings and Investment Plan
EIN 84-1332677, Plan # 001
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2008

		(c)
	(b)	Description of Investment, Including	(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
(a)	Lessor, or Similar Party	Collateral, Par or Maturity Value	Value (in thousands)
	Mutual Funds:
	Artisan International	2,535,837 shares	$37,936
	Artisan Small Cap Value	5,531,880 shares	56,591
	Dodge & Cox Stock	9,818 shares	730
	Dodge & Cox International Stock	6,236,368 shares	136,576
*	Fidelity Balanced Fund K	9,084,013 shares	119,182
*	Fidelity Contrafund K	6,770,241 shares	306,218
*	Fidelity Disciplined Equity Fund K	6,098,998 shares	106,123
*	Fidelity Freedom Income Fund	617,974 shares	5,908
*	Fidelity Freedom 2000 Fund	299,111 shares	3,006
*	Fidelity Freedom 2005 Fund	26,345 shares	221
*	Fidelity Freedom 2010 Fund	1,144,938 shares	11,862
*	Fidelity Freedom 2015 Fund	328,581 shares	2,813
*	Fidelity Freedom 2020 Fund	5,542,178 shares	55,699
*	Fidelity Freedom 2025 Fund	534,019 shares	4,395
*	Fidelity Freedom 2030 Fund	3,073,194 shares	29,994
*	Fidelity Freedom 2035 Fund	588,529 shares	4,726
*	Fidelity Freedom 2040 Fund	3,205,078 shares	17,916
*	Fidelity Freedom 2045 Fund	140,210 shares	923
*	Fidelity Freedom 2050 Fund	97,183 shares	628
*	Fidelity Growth Company Fund K	3,165,036 shares	154,834
*	Fidelity Low-Priced Stock Fund K	3,249,475 shares	75,095
*	Fidelity Worldwide Fund	4,686,931 shares	59,008
	Hotchkins & Wiley Large Cap Value	4,687,880 shares	49,457
	Janus Advisor Perkins Mid Cap Value	8,234,154 shares	106,715
	Lazard Emerg Mkt IS	10,218,958 shares	111,182
	PIMCO Total Return Inst	18,281,191 shares	185,371
	Spartan International Index	824,375 shares	22,044
	UBS US SM CAP GRTH	2,533,680 shares	20,700
	Vanguard Total Bd Market Inst	4,971,223 shares	50,607
	Vanguard Inst Index	1,418,421 shares	117,076
	Vanguard Extended Market Index	991,728 shares	23,823

			1,877,359

	Assets in Brokerage Link accounts	Various investments, including registered investment companies, common stocks, money market funds and cash	85,291

*	Oracle Corporation Common Stock	21,365,195 shares	378,805

	Money market funds:
	Fidelity Institutional Money Market Fund	3,132,564 shares	3,133

	Common/collective trust funds:
*	Fidelity Managed Income Portfolio II CL 3	240,254,483 shares	230,885

*	Participant loans	4.0% - 11.5%, maturing through 2020	24,655

	Total investments, at fair value		$2,600,128

*	Indicates a party-in-interest to the Plan.
Column (d), cost, has been omitted, as all investments are participant directed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.
Date: May 8, 2009

ORACLE CORPORATION 401(k) SAVINGS AND INVESTMENT PLAN
By:	/s/ Peter W. Shott
Peter W. Shott
Vice President of Human Resources

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title

23.01	Consent of Ireland San Filippo, LLP, Independent Registered Public Accounting Firm